Exhibit 99.113

Rescan™ Environmental Services Ltd.
Refer to File no.	Sixth Floor, 1111 West Hastings Street Vancouver, British Columbia Canada, V6E 2J3 Telephone: (604) 689-9460 Facsimile: (604) 687-4277 e-mail: rescan@rescan.com
CONSENT OF EXPERT
FILED BY SEDAR
September 8, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd. (the “Company”) Material Change Report dated September 8, 2006
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Pierre C. Pelletier, P. Eng., Professional Engineer with Rescan Environmental Services Ltd. to (a) the public filing of the technical report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” dated July 31, 2006 (the “Report”); and (b) extracts from, or a summary of, the Report in the written disclosure contained in the Company’s material change report (the “Material Change Report”) dated September 8, 2006.
I hereby confirm that I have read the Material Change Report and that it fairly and accurately represents the information in the Report.
Sincerely,
Pierre C. Pelletier, P.Eng., MBA
Professional Engineer
Rescan Environmental Services Ltd.